40 - 33


AIM
INVESTMENTS

811-1424
Branch 16 - Constellation

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


05064659


SEC MAIL
RECEIVED
PROCESSING
SEP 13 2005
WASH. D.C.
213
SECTION

September 7, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption, and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint**, **Plaintiffs' Opposition to Defendants' Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption, and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint**, and **Plaintiffs' Motion for Expedited Consideration of Defendants' Motion for Extension of Time** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel


PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-090705SEC.doc
090705 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.,

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

FERNANDO PAPIA, et al.,

Plaintiffs,

v.

A I M ADVISORS, INC. et al.,

Defendants.

RONALD KONDRACKI,

Plaintiff,

v.

A I M ADVISORS, INC. and
A I M DISTRIBUTORS, INC.,

Defendants.

Civil Action No. 04-CV-2555

Judge Keith P. Ellison

MOTION FOR EXTENSION OF TIME TO RESPOND TO (1) PLAINTIFFS' MOTION TO FILE CONSOLIDATED AMENDED COMPLAINT, CHANGE PARTIES AND MODIFY CASE CAPTION, AND (2) PLAINTIFFS' MOTION TO FILE SECOND AMENDED CONSOLIDATED COMPLAINT

Defendants respectfully request an extension of time to respond to Plaintiffs' motion(s) for leave to file successive amended Complaints until Friday, September 30, 2005.

1. On August 22, 2005, Plaintiffs filed their Motion To File Consolidated Amended Complaint, Change Parties and Modify Case Caption (the "First Motion"). Defendants' response to the First Motion is currently due on or before Monday, September 12, unless the First Motion has been rendered moot by Plaintiffs' Motion to File Second Amended Consolidated Complaint.

2. On August 30, 2005, Plaintiffs filed their Motion to File Second Amended Consolidated Complaint (the "Second Motion"). Defendants' response to the Second Motion is currently due on or before Monday, September 19.

3. By way of the First Motion and the Second Motion, Plaintiffs propose to make a sea change in this litigation: Not only do Plaintiffs dismiss all claims on behalf of 15 Defendant Funds and attempt to re-vamp their existing allegations and claims on behalf of the few remaining Funds, but they also propose to (1) add new plaintiffs, (2) add new claims on behalf of two new funds, (3) bypass a fatal, year-long standing defect (and the "look-back period" of one year mandated by Section 36(b)(3)) by substituting a new plaintiff to sue on behalf of the AIM Constellation Fund, and (4) further amalgamate their claims on behalf of the many different Funds by consolidating all pleadings into a consolidated Complaint. These are complex and far-reaching changes which, if permitted, will profoundly alter these cases, and, as to which, Defendants wish to be heard by this Court.

4. Defendants intend to respond to Plaintiffs' two Motions, and to oppose much of what Plaintiffs have requested therein. However, Defendants' primary counsel in Houston (Mr. Oldham) will be out of the office on vacation from Wednesday, August 31 through Tuesday, September 6, and thereafter Defendants' primary counsel in New York (Mr. Pollack) will be out of the office on vacation until Monday, September 19. Upon returning to his office, Defendants' primary counsel in New York has substantial and immediate professional obligations in a serious regulatory proceeding with the Attorney General of New York. Therefore, Defendants respectfully request an extension of time from September 12 and September 19, until Friday, September 30, to respond to both Motions.

5. Plaintiffs will suffer no prejudice by the granting of this brief extension of time to respond.

6. Defendants have conferred with Plaintiffs, who oppose this brief extension of time to respond.

WHEREFORE, Defendants respectfully request an extension of time, until Friday, September 30, 2005, to file responses to (1) Plaintiffs' Motion To File Consolidated Amended Complaint, Change Parties and Modify Case Caption and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint.

Respectfully submitted,

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

By 

Michael K. Oldham
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Charles S. Kelley
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Roe & Maw LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

CERTIFICATE OF CONFERENCE

Counsel for Defendants has conferred with counsel for Plaintiffs, and the parties cannot agree about the disposition of this Motion.



Michael K. Oldham

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	§	

CERTIFICATE OF SERVICE

I hereby certify that on August 31, true and correct copies were served upon the following counsel of record via facsimile :

* **Defendants' Motion For Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption, and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint and proposed Order.**

Gretchen F. Cappio
Michael D. Woerner
Lynn Lincoln Sarko
Tana Lin
Keller Rohrback LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Robin L. Harrison
Campbell Harrison, LLP
909 Fannin, Suite 400
Houston, TX 77010

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

By: 

Michael K. Oldham
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Charles S. Kelley
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Roe & Maw LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§ § § § § § § § §	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	§ § § § § § § § §	

ORDER

On this day came on to be heard Defendants' Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption, and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint, and the Court finds as follows:

It is ORDERED that Defendants are granted an extension of time until Friday, September 30, 2005 to file responses to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint.

Dated: ____________________

____
Keith P. Ellison
United States District Judge

1573171\1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

Civil Action No.: 04-CV-2555

FERNANDO PAPIA, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

RONALD KONDRACKI,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

Judge Keith P. Ellison

PLAINTIFFS' OPPOSITION TO DEFENDANTS' MOTION FOR EXTENSION OF TIME TO RESPOND TO (1) PLAINTIFFS' MOTION TO FILE CONSOLIDATED AMENDED COMPLAINT, CHANGE PARTIES AND MODIFY CASE CAPTION AND (2) PLAINTIFFS' MOTION TO FILE SECOND AMENDED CONSOLIDATED COMPLAINT

Plaintiffs respectfully request that the Court deny Defendants' motion for an extension of time to respond to (1) Plaintiffs' Motion To File Consolidated Amended Complaint, Change Parties And Modify Case Caption and (2) Plaintiffs' Motion To File Second Amended Consolidated Complaint. The delay sought by Defendants is unnecessary and will cramp further an already cramped scheduling order in this case by also delaying Defendants' response to the amended complaints if leave is granted.

Plaintiffs' motions are simple, procedural motions requesting leave to (1) drop certain Plaintiffs and claims related to certain funds (unopposed by Defendants); (2) substitute Plaintiffs with respect to the claims related to one fund; (3) file a consolidated complaint for pretrial purposes; and (4) join new claims, identical in substance to those already alleged, related to two additional AIM funds. Defendants' request for additional time to respond to Plaintiffs' motions seems primarily to complain about the substance of the amended complaints, asserting that Plaintiffs "propose to make a sea change in this litigation" with "complex and far-reaching changes which, if permitted, will profoundly alter these cases." However, contrary to Defendants' characterization of the amended complaints, the core allegations in the amended complaints are the same as those raised in the original complaints. *See* Paragraph 4, *infra*. Additional factual allegations were added to the amended complaint but they were added pursuant to the Court's July 22, 2005 Memorandum and Order. As leave to make these amendments already has been granted (at Defendants' insistence), any complaint Defendants may have about them should be raised in Defendants' answer or response to the complaints, not in response to Plaintiffs' motions for leave to amend.

Finally, given the Scheduling Order in place for this case, Plaintiffs respectfully request the Court expedite consideration of their opposition to Defendants' motion.

Plaintiffs' Amended Consolidated Complaint

1. In response to Defendants' objection that the *Berdat* and *Papia* Complaints did not contain factual allegations relating to the particular funds identified in them, the Court ordered Plaintiffs to file an amended complaint that particularized Plaintiffs' allegations of excessive fees. Plaintiffs filed an Amended Consolidated Complaint on August 22, 2005.

2. The Amended Consolidated Complaint has three main substantive changes: (a) it drops a number of parties and/or claims related to certain funds that were included in the original complaints; (b) it expands on the background information in the original complaints and specifically provides detailed facts related to each fund and defendant, as insisted upon by Defendants; and (c) it substitutes plaintiffs for two original plaintiffs who owned shares of the AIM Constellation Fund at the time the original complaint was filed, but subsequently sold their shares of that fund. In addition, the Amended Consolidated Complaint has one procedural change in that it presents the claims which had been separately raised (but were substantively identical) in the original *Berdat, Papia,* and *Kondracki* complaints in one, consolidated complaint.

3. Defendants' dramatic claim that "Plaintiffs propose to make a sea change in this litigation" is simply not true. The first alleged "sea change" Defendants complain about is Plaintiffs' request to dismiss a number of funds that were the subject of the original complaints. Yet, Defendants previously consented to the dropping of those funds. Decreasing the number of funds that are the subject of the Plaintiffs' claims could hardly be a problem for the Defendants.

4. Second, Defendants claim the Amended Consolidated Complaint "re-vamp[s]" Plaintiffs' existing allegations and claims on behalf of the remaining funds. As to the addition of

facts related to each fund and defendant, Plaintiffs changed the Amended Consolidated Complaint to include these facts *at the insistence of Defendants* and pursuant to this Court's July 22, 2005 Order. Further, while facts may have been added to the Amended Consolidated Complaint at the Defendants' request, the core allegations and claims of the amended complaints remain unchanged from the original complaints: that Defendants breached their fiduciary duties to the Plaintiffs in violation of Section 36(b) of the Investment Company Act of 1940. *Compare* Counts I to III of *Berdat, Papia, and Kondracki* Complaints to Counts I to III of the amended consolidated complaints. Because the amended factual allegations are made pursuant to the Court's July 22, 2005 Order, Defendants' response should be made in their answer or other responsive pleading – not in response to Plaintiffs' motions for leave to amend their complaints.

5. Third, the two Plaintiffs who were shareholders of the AIM Constellation Fund at the time the original *Papia* Complaint was filed recently realized that their broker had sold their shares of that fund and transferred them into a different AIM fund. Accordingly, Plaintiffs seek to substitute other individuals who owned shares of the AIM Constellation Fund at the time the *Papia* Complaint was filed and who hold the *exact same claims* as the original Plaintiffs. This is not a complicated issue necessitating additional time to respond to the motions for leave. Again, any issue Defendants might want to raise concerning the "look-back period" with respect to these claims should be raised in a pleading responsive to the Amended Consolidated Complaint – not in response to the motion for leave to amend the complaints.

6. With respect to the previously separate complaints, Defendants' baselessly assert that the consolidated complaints "further amalgamate [Plaintiffs'] claims." Defendants' argument ignores the fact that the Court already has consolidated the *Berdat*, *Papia*, and *Kondracki* actions cases for pretrial purposes. In line with that, Plaintiffs have requested

permission to file a single, consolidated amended complaint *for pretrial purposes.* Plaintiffs do not propose a "sea change" to this litigation by requesting leave to consolidate the complaints. Rather, Plaintiffs are streamlining this litigation. A consolidated complaint will assist the Court and the parties in efficiently administering and disposing of the merits of the claims.

7. Defendants cannot have a genuine objection to the filing of the consolidated complaint (which Plaintiffs have specified are for *pretrial purposes only*). It was Defendants who provided the impetus for the consolidation of the *Berdat* and *Papia* cases by: (a) petitioning the District Court for the Middle District of Florida (where the *Berdat* case was originally filed) on June 1, 2004 to transfer the *Berdat* case to the District Court for the Southern District of Texas; and (b) subsequently taking the initiative to file a Motion to Re-Assign Later-Filed Case and to Coordinate Discovery for Pretrial Purposes ("Motion to Re-Assign") on July 29, 2004 that requested Judge Atlas "coordinate these nearly identical lawsuits for pretrial purposes." Motion to Re-Assign at 2 ("As both cases are based, in large part, on numerous common issues of law and facts, nearly identical pleadings, identical causes of action…and substantially similar factual allegations, the AIM Defendants request that these two cases be coordinated before this Court for pretrial purposes.").[1] Further, in the Parties' Joint Response to Request for Status Report dated February 10, 2005 filed in *Kondracki*, the parties stated in response to question 11: "The parties request that this matter be consolidated with *Berdat, et al. v. INVESCO Funds Group, Inc. et al.*, No. 04-cv-02555, also before this Court. The parties agree that *Kondracki, Berdat* and *Papia* should be consolidated for pre-trial purposes at this time." As Defendants have consistently taken the position throughout this litigation that these cases should be consolidated *for pretrial*

[1] Under item 20 in the Joint Discovery/Case Management Plan Under Rule 26(f) dated December 15, 2004 filed in *Berdat*, Defendants raised that "a Motion to Consolidate *Papia* and *Berdat* for pretrial purposes only filed in *Papia*" was still pending.

purposes, they should not be granted any additional time to respond to our motion for leave. Any objections Defendants' may have to the substance of the consolidated complaints should be made in their response to the complaints.

8. Finally, the fact that different funds are involved in the *Berdat* and *Papia* complaints did not hamper Defendants from taking a unified position as to both cases, as demonstrated by their filing of a single Motion for Judgment.

Second Amended Consolidated Complaint

9. The Second Amended Consolidated Complaint is identical to the Amended Consolidated Complaint except that it adds plaintiffs with additional AIM Funds not included in the original complaints but who raise *substantively identical claims* to those alleged against Defendants in the Amended Consolidated Complaint. To force Plaintiffs to file a separate case alleging substantively identical claims, which would in all likelihood be consolidated with the current case in any event, simply makes no sense. For the reasons stated in Plaintiff's Motion to File Second Amended Complaint, allowing the second amendment also will streamline the litigation, result in the most efficient litigation of this case, and conserve judicial resources.

The Case Schedule

10. The Scheduling Order in this case, agreed to by Plaintiffs and Defendants, sets this case for trial in approximately one year. Plaintiffs diligently have been trying to meet that schedule. Defendants' motion for an extension will further delay progress in this litigation. The fact that counsel for Plaintiffs have been on vacation and have extremely busy litigation schedules has not prevented them from meeting any deadlines, issuing discovery requests, filing pleadings, or being able to proceed with the litigation in the absence of one or more members of their team. Under the current discovery schedule, non-expert discovery is to be completed by

January 13, 2006. However, Defendants' have improperly refused to provide Plaintiffs all but the most limited document discovery while their motion for judgment is pending. Under these circumstances, Plaintiffs object to Defendants' request for an extension until September 30, 2005 just to respond to the *motions to amend* filed by Plaintiffs and request that Defendants' motion be denied. Defendants' counsel should be able to respond timely to the straightforward, procedural matters raised by Plaintiffs' motions to amend without disrupting their vacation plans.

WHEREFORE, Plaintiffs respectfully request that Defendants' motion for extension of time be denied.

Dated September 2, 2005

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facismile

/s/Michael D. Woerner
Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat, Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

A copy of Plaintiffs' Opposition to Defendants' Motion for Extension of Time to Respond to (1) Plaintiffs' Motion To File Consolidated Amended Complaint, Change Parties And Modify Case Caption and (2) Plaintiffs' Motion To File Second Amended Consolidated Complaint. were served on the following counsel by Electronic and First Class Mail on September 2, 2005.

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
ckelley@mayerbrownrowe.com
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
moldham@gibbs-bruns.com
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

/s/Michael D. Woerner
Michael D. Woerner

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Civil Action No.: 04-CV-2555
FERNANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	
RONALD KONDRACKI, Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	Judge Keith P. Ellison

PLAINTIFFS' MOTION FOR EXPEDITED CONSIDERATION OF DEFENDANTS' MOTION FOR EXTENSION OF TIME

Plaintiffs respectfully request that the submission date for Defendants' Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended

Complaint, Change Parties and Modify Case Caption and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint be moved from September 20 to September 9, 2005.

1. Plaintiffs filed their motion for leave to file a Consolidated Amended Complaint on August 22, 2005. The submission date for the motion is September 12, 2005.

2. Plaintiffs filed their motion for leave to file a Second Amended Consolidated Complaint on August 30, 2005. The submission date for the motion is September 19, 2005.

3. Defendants filed their motion for an extension of time to respond to Plaintiffs' motions for leave to amend on August 31, 2005. Defendants request an extension until September 30, 2005 to file responses to the motions.

4. Plaintiffs filed their opposition to Defendants' motion for extension of time on September 2, 2005. Plaintiffs object to Defendants' motion because Defendants' response to the motions for leave should be a simple matter, and a delay in the submission of Plaintiffs' motions for leave to amend will further delay the time by which Defendants' response to Plaintiffs' amended complaint must be made. Defendants have provided Plaintiffs only limited document discovery while Defendants' motion for judgment is pending, improperly withholding discovery until their motion for judgment is resolved. Because of the short time provided for discovery under the terms of the scheduling order in this case, Plaintiffs wish to avoid further delay in the resolution of the pleading issues raised by Defendants, as well as those raised by Plaintiffs' motions for leave to amend.

5. Accordingly, Plaintiffs respectfully request that the submission date for consideration of Defendants' motion for extension of time be reset to September 9, 2005.

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facismile

/s/Michael D. Woerner
Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat*, *Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

A copy of Plaintiffs' Motion For Expedited Consideration Of Defendants' Motion For Extension Of Time, Order Denying Defendants' Motion For Extension Of Time, and Order Resetting Submission Date were served on the following counsel by Electronic and First Class Mail on September 2, 2005.

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
ckelley@mayerbrownrowe.com
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
moldham@gibbs-bruns.com
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

/s/Michael D. Woerner
Michael D. Woerner

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

FERNANDO PAPIA, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

RONALD KONDRACKI,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

Civil Action No.: 04-CV-2555

Judge Keith P. Ellison

ORDER DENYING DEFENDANTS' MOTION FOR EXTENSION OF TIME

Defendants' Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint is DENIED.

SIGNED this _____ day of September, 2005.

Keith P. Ellison
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

Civil Action No.: 04-CV-2555

FERNANDO PAPIA, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

RONALD KONDRACKI,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

Judge Keith P. Ellison

ORDER RESETTING SUBMISSION DATE

The submission date for Defendants' Motion for Extension of Time to Respond to Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case

Caption and Plaintiffs' Motion to File Second Amended Consolidated Complaint is hereby reset to September 9, 2005.

SIGNED this _____ day of September, 2005.

Keith P. Ellison
United States District Judge